Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

July 14, 2020

Katherine Hsu

Office Chief

Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LMF Commercial Mortgage Securities, LLC Registration Statement on Form SF-3
Filed February 21, 2020
File No. 333-236566

Dear Ms. Hsu:

We are counsel to LMF Commercial Mortgage Securities, LLC (the “Registrant”). We have reviewed your letter dated March 19, 2020 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-236566) on Form SF-3 as initially filed on February 21, 2020. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Frank Polverino   Tel +1 212 504 6820  Fax +1 212 504 6666    frank.polverino@cwt.com

Ms. Katherine Hsu
July 14, 2020

General Comments

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. See General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Neither the Registrant nor any of its affiliates have offered any class of asset-backed securities involving the same asset class contemplated by Amendment No. 1.

2.	Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.
The Registrant confirms that all revisions made in the prospectus in response to the Staff’s comments were applied to the applicable transaction documents as needed.
3.	Please insert the signatures from the majority of the depositor's Board of Managers. See Form SF-3 Item 15. Instruction 1.
The signatures from the depositor’s Board of Managers has been added to the Form SF-3.
4.	Please review the address for LMF Commercial Securities, LLC throughout the disclosure and the exhibits. Specifically, in certain documents the address is “700 NW 107th” while in other documents it is “790 NW 107th” (e.g., cover page, page 25 of the base prospectus, legal opinion.)
We have revised the address throughout the disclosure and the exhibits to conform to the address that is indicated on the cover page of Amendment No. 1.
5.	Please define the term “Swap-Priced Principal Balance Certificates” in the disclosure.
We have revised the prospectus to define the term “Swap-Priced Principal Balance Certificates” under the section heading “Credit Risk Retention—Material Terms of the Yield-Priced Certificates”.

Ms. Katherine Hsu
July 14, 2020

6.	Please disclose the implications of COVID-19 to the offer and sale of securities you are registering, or advise us why you concluded that such information is not necessary. For example, consider discussing whether certain commercial property tenants have been impacted by COVID-19 and the collateral effect that it would have on the ability of property owners to make their mortgage payments on CMBS assets. As another example, we note that Section 8.02 of the Pooling and Servicing Agreement provides that in no event shall the Trustee or the Certificate Administrator be liable for any failure or delay in the performance of its obligations due to force majeure or acts of God, provided that such failure or delay is not also a result of its own negligence, bad faith or willful misconduct. Please clarify here what you mean by “force majeure” and tell us what consideration you have given as to whether events relating to COVID-19 would constitute a “force majeure” for purposes of this section and how that could impact payments to investors. Please also confirm you will provide updated disclosure at the time of any takedown.

We have revised the prospectus to add the risk factor “Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans” under the section heading “Risk Factors—Risks Related to Market Conditions and Other External Factors”. This risk factor, as well as any other COVID-19 related disclosures, will be updated at the time of any takedown.

With respect to the reference to “force majeure” in Section 8.02 of the Pooling and Servicing Agreement, we believe its meaning is that certain circumstances may arise beyond the control of the Trustee or the Certificate Administrator, making performance of their obligations commercially impracticable, illegal or impossible. Stay at home orders due to COVID-19 have been in effect around the country for almost three months, and we are not aware of any trustee or administrator in asset backed securities transactions that has invoked the force majeure clause to excuse its performance under such transactions. As a result, we do not believe that COVID-19 would constitute a “force majeure” for purposes of this section of the Pooling and Servicing Agreement and therefore should not affect the ability of the Trustee or Certificate Administrator to make required payments to the investors.

7.	The disclosure contains several references to LIBOR (e.g., pages 60 and 153). Please consider whether the expected discontinuation of LIBOR is a principal risk to any security, swap or other financial instrument used in the offering. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of LIBOR could affect the offering including with respect to certain credit enhancements and Floating Rate Certificates. Additionally, please explain what alternative methods are contemplated and how the transition to any successor rate could affect the market value and/or liquidity of the financial instruments that reference LIBOR.

Ms. Katherine Hsu
July 14, 2020

We have revised the prospectus to add the risk factor “Changes to, or Elimination of, LIBOR Could Adversely Affect Your Investment in the Certificates” under the section heading “Risk Factors—Condemnation of a Mortgaged Property May Adversely Affect Distributions on Certificates”.

Description of the Mortgage Pool – Whole Loans, page 208

8.	Please define the term “Control Notes” and “Non-Control Notes” in the disclosure.
We have revised the prospectus to define the terms “Control Notes” and “Non-Control Notes” under the section heading “The Whole Loans—General— Whole Loan Control Notes and Non-Control Notes”.

Transaction Parties—Depositor, page 230

9.	The disclosure states that this section is: “[TO BE UPDATED].” Please identify which updates would be made under this section.
We have revised the prospectus to delete the reference “[TO BE UPDATED]” under the section heading “Transaction Parties—The Sponsors and the Mortgage Loan Sellers—The Depositor”.

Book Entry Registration, page 293

10.	At the end of the first full paragraph, we note that counsel deleted the sentence that made clear that the limitations of the paragraph did not apply in particular to rights relating to the asset representations reviewer and the dispute resolutions provisions. Please revise the disclosure to clarify that all Certificateholders and Certificate Owners will be able to directly participate in a vote for an asset representations review and dispute resolution.

We have revised the prospectus to restore the deleted sentence that made clear that the limitations of the paragraph did not apply in particular to rights relating to the asset representations reviewer and the dispute resolutions provisions.

Certificateholder Communication—Requests to Communicate, pages 295-296

11.	We note that the disclosure states: “Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the certificate administrator.” Please clarify that “any expenses the Certificate

Ms. Katherine Hsu
July 14, 2020

Administrator incurs in connection with any request to communicate shall be paid by the Trust.” See Section 5.06(b)(ii) of the Form of Pooling and Servicing Agreement (“PSA”).
We have revised the prospectus to add clarifying language from Section 5.06(b)(ii) of the PSA.

Asset Representations Reviewer Compensation, page 332

12.	Please update the section to account for changes made on page 433 of the PSA under section 12.02.
We have revised the prospectus to account for changes made on page 433 of the PSA under Section 12.02.

The Asset Representations Reviewer—Asset Review Trigger, page 383

13.	Please supplementally explain the circumstances where the bracketed language beginning with “or (2)(A) prior to and including the second anniversary” would be used in the disclosure.
We have revised the prospectus to restore the language that was included in the Registrant’s SF-3 registration statement from 2017.

The Asset Representations Reviewer—Asset Review Vote, page 384

14.	In the last sentence, the disclosure states: “[Any reasonable out-of-pocket expenses incurred by the certificate administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account.]” We note that the Collection Account is established for the benefit of the Certificateholders (as defined on page 312). We believe that this sentence would not satisfy the shelf eligibility requirements because it would unduly discourage Certificateholders from requesting an asset review and make it more onerous for them to utilize the provision. Accordingly, please remove or revise.
We have revised the prospectus to remove this bracketed sentence from the disclosure.

The Asset Representations Reviewer—Review Materials, page 385

15.	We note that there is no provision for the delivery of a copy of the Diligence File for each Mortgage Loan that is a Delinquent Loan in romanette (i). We further note the inclusion of “Diligence Files” in the parenthetical beginning with “collectively” in the first paragraph.

Ms. Katherine Hsu
July 14, 2020

Please clarify whether the asset representations reviewer will have access to the Diligence File(s) for each mortgage that is delinquent. We also note the first sentence of the second paragraph on page 387, which states that a Diligence File will be provided to the asset representations reviewer. Please ensure that your disclosure is consistent throughout.

Additionally, in romanette (vii) under the first paragraph, please revise or clarify whether the master servicer or the special servicer will also have access to and must deliver documents that are in the possession of the custodian or other parties in the event that the asset representations reviewer requests such documents during its review.

We have revised the prospectus under the section headings “Description of the Mortgage Loan Purchase Agreements—General” and “The Asset Representations Reviewer—Asset Review—Review Materials” to make clear that the Diligence File for each Mortgage Loan is delivered by posting such Diligence File to the secure data room along with the other Review Materials.

Additionally, the revisions we have made under section headings “Description of the Mortgage Loan Purchase Agreements—General” and “The Asset Representations Reviewer—Asset Review—Review Materials” in the prospectus clarify that the master servicer or the special servicer will also have access to and must deliver documents that are in the possession of the custodian or other parties in the event that the asset representations reviewer requests such documents during its review. As such, the asset representations reviewer will have access to the Diligence File for each Mortgage Loan that is delinquent.

The Asset Representations Reviewer—Review Materials, page 386

16.	In the last sentence of the first paragraph, the disclosure states that the mortgage loan seller is not required to provide any documents with information “that is proprietary to the related originator or mortgage loan seller.” Additionally, in the second to last paragraph, it states “the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information.” Please discuss both of these limitations in terms of an asset representations reviewer’s ability to perform its duties in determining noncompliance. See Instruction I.B.1.(b)(B) of Form SF-3.

We have revised the prospectus to clarify the scope of materials the asset representations reviewer may review in the third paragraph under The Asset Representations Reviewer—Asset Review—Asset Review”.

Ms. Katherine Hsu
July 14, 2020

The Asset Representations Reviewer—Review Materials, page 386

17.	Please reconcile the last paragraph of the disclosure that states “the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information” with the following from the PSA under section 12.01: “The Asset Representations Reviewer shall not be required to review any information other than (x) the Review Materials or (y) if applicable, Unsolicited Information.”
We have revised the prospectus so that the disclosure is consistent with the applicable language in Section 12.01 of the PSA.

The Asset Representations Reviewer—Asset Review, page 386

18.	In the first paragraph, we note that once a Delinquent Loan has been reviewed by the asset reviewer for compliance with the representations and warranties it will not be reviewed again, even were it to become a Delinquent Loan again. To the extent that an asset representations review was conducted previously with respect to a Delinquent Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. Also, refer to Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

We have revised the disclosure to provide that no further asset representations review will be conducted with respect to a Delinquent Loan again unless the asset representations reviewer has reason to believe that a prior asset representations review with respect to such Delinquent Loan was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. The representations and warranties will only be made as of the closing date of the securitization or an earlier date and never as of a date after the completion of any asset representations review.

Ms. Katherine Hsu
July 14, 2020

The Asset Representations Reviewer—Asset Review Standard, page 386

19.	We note that the disclosure states “‘Asset Review Standard’ means the performance of the asset representations reviewer of its duties under the PSA in good faith subject to the express terms of the PSA.” Please confirm that the duties enumerated in the PSA are sufficient for the asset representations reviewer to determine noncompliance.
We confirm that the duties enumerated in the PSA are sufficient for the asset representations reviewer to determine noncompliance.

The Asset Representations Reviewer—Assignment of Asset Representations Reviewer’s Rights and Obligations, Asset Representations Reviewer Termination Events, Resignation of Asset Representations Reviewer, pages 389-392

20.	In the appropriate location, please clarify that Certificateholders would receive notice of the change in asset representations reviewer following an assignment, resignation or termination and that such notice would be disclosed in a Form 10-D. We note that language stating notification of an asset representations reviewer termination, resignation or acceptance of an appointment would be made through Form 10-D was omitted from the ninth bullet on page 286. See Item 1121(d)(2) of Regulation AB.

We have revised the prospectus to restore the parenthetical in the disclosure stating notification of an asset representations reviewer termination, resignation or acceptance of an appointment would be made through a Form 10-D filing.

The Asset Representations Reviewer—Resignation of Asset Representations Reviewer, page 391

21.	In the second sentence, the disclosure states “the depositor will be required to promptly appoint a successor asset representations reviewer.” Please reconcile this statement with the last paragraph on page 436-437 of the PSA where it states the Trustee shall appoint a successor asset representations reviewer….”
We have revised the prospectus and the PSA so that both documents are consistent on this point.

Ms. Katherine Hsu
July 14, 2020

Dispute Resolution Provisions—Resolution of a Repurchase Request, page 405

22.	Please clarify in the subparagraph beginning with “(b) a statement that in the event any Certificateholder disagrees with the Proposed Course of Action,” whether the notice of the Proposed Course of Action would clarify that Certificateholders that disagree with the results agreed to by the majority would still have the opportunity to avail themselves of the dispute resolution process if they follow the procedures for a Preliminary Dispute Resolution, as discussed in the last sentence of the paragraph. Additionally, please identify how Certificateholders would have notice of the results of a vote on the Proposed Course of Action. Please make any corresponding changes to the PSA.

We have revised the disclosure in the prospectus under the section heading “The Asset Representations Reviewer—Dispute Resolution Provisions—Resolution of a Repurchase Request” to (a) clarify that Certificateholders that disagree with the results agreed to by the majority would still have the opportunity to avail themselves of the dispute resolution process if they follow the procedures for a Preliminary Dispute Resolution and (b) identify how the Certificateholders would receive notice of the results of a vote on a Proposed Course of Action.

Servicing of the Servicing Shift Mortgage Loan, page 408

23.	This section contemplates a different PSA, however it does not provide much detail aside from stating that it “will contain servicing provisions similar to, but not identical with, the provisions of the PSA.” Please discuss what additional information will be provided about the other PSA. Additionally, please revise the disclosure to include whether the additional PSA will be filed or incorporated by reference through a Form 8-K.

This section contemplates that for any Servicing Shift Mortgage Loans, once a servicing shift as described in the prospectus occurs, the provisions governing the servicing of such Servicing Shift Mortgage Loans will switch from the PSA described in the prospectus to a different PSA that is entered into in the future in connection with an unrelated CMBS transaction. As such, there cannot be any additional information about the servicing provisions under the future PSA because it cannot be known what the future PSA will specifically provide. We have revised the prospectus to include disclosure that additional PSAs in connection with Servicing Shift Mortgage Loans will be filed through a Form 8-K.

Ms. Katherine Hsu
July 14, 2020

Material Federal Tax Income Considerations, page 454

24.	Please tell us why tax information relating to the Class R certificates was omitted from this disclosure.

Tax information relating to the Class R certificates was omitted from the disclosure in the prospectus because the Class R certificates will not be offered under the prospectus and such tax information will not otherwise be material to investors in the certificates offered under the prospectus.

Exhibits

Exhibit 4.1–Form of Pooling and Servicing Agreement (“PSA”)

Section 4.08–Secure Data Room, page 321

25.	In the first paragraph, we note that the agreement states that the Asset Representations Reviewer may only gain access to the Data Room to review the files following an Affirmative Asset Review Vote. Please review Instruction 1.B.1(b)(B) of Form SF-3 and determine whether the Asset Representations Reviewer has authority to access any underlying documents relating to performing a review of the pool assets at all times.

Instruction 1.B.1(b)(B) of Form SF-3 requires that the “asset representations reviewer shall have authority to access copies of any underlying documents related to performing a review of the pool assets” [emphasis added]. Pursuant to Instruction 1.B.1(b)(C)(2) of Form SF-3, the asset representations reviewer is only required to perform an asset review if the requisite investor vote thereunder is obtained. Accordingly, the asset representations reviewer is not required to have access to the underlying documents at all times, but only when the conditions for performing an asset review under Instruction 1.B.1(b)(C) are satisfied.

Section 12.01–Asset Review, page 430

26.	In romanette (vii), the agreement states that: “The Asset Representations Reviewer shall prepare a preliminary report with respect to each Delinquent Loan within forty (40) Business Days after the date on which access to the Secure Data Room is provided to the Asset Representations Reviewer by the Certificate Administrator; provided that the Asset Representations Reviewer shall not be required to prepare a preliminary report in the event the Asset Representations Reviewer determines that there is no Test failure with respect to the related Delinquent Loan.” Please discuss whether this activity appears in the disclosure.

Ms. Katherine Hsu
July 14, 2020

We have revised the disclosure in the prospectus under the section heading “The Asset Representations Reviewer—Asset Review—Asset Review” to include the activity noted by the Staff in romanette (vii) of Section 12.01 of the PSA.

Section 12.01–Asset Review, pages 431-432

27.	The agreement in romanette (x) requires the Master Servicer or Special Servicer to make a determination of whether there is a Material Defect. On page 403 of the disclosure under the section titled “Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA,” it states that any party to the PSA or a Requesting Investor may make this determination by making a request or demand that a Mortgage Loan should be repurchased. Please reconcile the two statements.
Additionally, please identify in the disclosure which materials the Requesting Investor receives to allow such person to make a determination about whether to initiate a repurchase request.

We do not believe that romanette (x) under Section 12.01 of the PSA and the disclosure in the prospectus under the section titled “Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” are inconsistent and therefore do not believe they need to be reconciled. Romanette (x) under Section 12.01 of the PSA imposes an affirmative obligation on the Master Servicer or Special Servicer, as applicable, to make a determination of whether there is a Material Defect within 45 days after it receives the asset review report prepared by the asset representations reviewer. Pursuant to General Instruction I.B.1(b)(E) of Form SF-3, the asset representations reviewer is required to deliver the asset review report to the trustee. Thereafter, under romanette (x) of Section 12.01 of the PSA, the Master Servicer or Special Servicer, as applicable, will have 45 days to make a determination of whether a Material Defect exists based on such asset review report.

The disclosure in the prospectus under the section titled “Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA”, which is specifically provided for in Section 2.03(k)(i) of the PSA, is completely independent of the provision in romanette (x) under Section 12.01 the PSA. Pursuant to this disclosure and the related provision in Section 2.03(k)(i) of the PSA, a Requesting Investor or a party to the PSA may (without the benefit of an asset review report prepared by the asset representations reviewer) request that a Mortgage Loan be repurchased by alleging the existence of a Material Defect and setting forth the basis for such allegation. This provision is not an affirmative obligation, but instead is a right, and it is independent of the affirmative obligation imposed on the Master Servicer or Special Servicer, as applicable, by romanette (x) under Section 12.01 of the PSA.

Ms. Katherine Hsu
July 14, 2020

The Requesting Investors are not entitled to receive any materials in connection with their determination about whether to initiate a repurchase request, other than the typical monthly investor reports that are made available to all investors in the transaction. Form SF-3 does not require any specific materials to be delivered to investors in this regard. General Instruction I.B.1(b) of Form SF-3 only requires that underlying documents be made available to the asset representations reviewer in connection with its performance of a review of the pool assets and that the asset review report prepared by the asset representations reviewer be made available only to the trustee.

Section 12.01–Asset Review, page 432

28.	Please tell us the reasons for the change in subparagraph (d) from “may (1) be affiliated with any a Sponsor, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates” to “…any Mortgage Loan Seller….” See Instruction I.B.(b)(B).
We have revised subparagraph (d) of Section 12.01 of the PSA to restore the reference to “Sponsor”.

PSA Exhibits

29.	Please revise the exhibits attached to the PSA as it relates to the use of Rialto Commercial Mortgage Securities, LLC rather than LMF Commercial Securities, LLC (e.g., Exhibit P-1E-3, Exhibit P-1F-1).
We have revised the exhibits attached to the PSA so that all references are to LMF Commercial Securities, LLC rather than Rialto Commercial Mortgage Securities, LLC.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

cc: Andrew Snow (w/o enclosures)